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                                                                   Exhibit 99.2

           VIVENDI UNIVERSAL SELLS ITS STAKE IN VIZZAVI TO VODAFONE
                           FOR 142.7 MILLION EUROS


Paris and New York, August 30, 2002 - Vivendi Universal [Paris Bourse: EX FP;
NYSE: V] has sold today Vodafone its 50% share of Vizzavi. Following the transaction, Vivendi Universal has received 142.7 million euros.

Vivendi Universal will no longer finance Vizzavi's development for the 2002-2003 financial year, thus saving 171 million euros.

The sale of Vizzavi forms part of the plan to dispose of non-core assets and to reduce cash drains on the Vivendi Universal group.

Vivendi Universal is taking over 100% of Vizzavi France. Vizzavi France will now operate independently, but will continue to benefit from Vizzavi's technical support and R&D. In addition, the commercial cooperation between Vizzavi France and SFR will be strengthened.


This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that new financing will not adequately satisfy all immediate or medium-term obligations; the risk that the level of debt reduction expected to be achieved as a result of certain restructurings or asset disposals will not materialize; the risk that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; the risk that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; changes in currency exchange rates; changes in global and local business and economic conditions; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Opirations de Bourse. Investors and security holders are urged to read those documents at the SEC's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


CONTACTS :

Media Relations:

Paris

Antoine Lefort
+33 (1).71.71.1180

New York

Anita Larsen
+(1) 212.572.1118

Mia Carbonell
+(1) 212.572.7556

Investor Relations:

Paris

Laura Martin
+33 (1).71.71.1084 or
917.378.5705

Laurence Daniel
+33 (1).71.71.1233

New York

Eileen McLaughlin
+(1) 212.572.8961